Filed by Fat Projects Acquisition Corp

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fat Projects Acquisition Corp

SEC File No.: 001-40755

Fat Projects Acquisition Corp Announces Intention to Extend the Deadline to Complete a Business Combination to June 15, 2023

Singapore – May 12, 2023 — Fat Projects Acquisition Corp (NASDAQ: FATPU, FATP, FATPW) (“FATP”), a special purpose acquisition company, announced today that it has notified Continental Stock Transfer and Trust Company that it intends to extend the deadline to complete its initial business combination from May 15, 2023 to June 15, 2023 by depositing $24,279.65 into its Trust Account by May 15, 2023.  This is the second of up to nine 1-month extensions that FATP is authorized to obtain under its amended and restated memorandum and articles of association as recently amended on April 14, 2023.

The extension provides FATP with additional time to complete its initial business combination (the “Business Combination”) with Avanseus Holdings Pte. Ltd., a Singapore private company limited by shares (“Avanseus”). As previously reported, FATP and Avanseus entered into a Business Combination Agreement dated August 26, 2022, as amended by a First Amendment to Business Combination Agreement dated October 3, 2022, and a Second Amendment to Business Combination Agreement dated February 14, 2023 (collectively, the “Business Combination Agreement”), that provides for a series of transactions, pursuant to which, among other things, Avanseus’ shareholders will exchange all of their outstanding Avanseus shares in consideration for newly issued FATP Class A Ordinary Shares (the “Share Exchange”), subject to the conditions set forth in the Business Combination Agreement, with Avanseus thereby becoming a wholly owned subsidiary of FATP (the Share Exchange and the other transactions contemplated by the Business Combination Agreement, together, the “Business Combination” or the “Proposed Transaction”). In connection with the Business Combination, FATP will change its corporate name to “Avanseus Holdings Corporation” (“New Avanseus”). The third extension described above will provide FATP and Avanseus with additional time to complete the Business Combination.

Additional Information and Where to Find It

This press release does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. FATP filed an Amendment No. 4 to Registration Statement on Form S-4 (Commission file number 333-267741) with the SEC on May 11, 2023 (the “Registration Statement”) relating to the Business Combination that includes a proxy statement of FATP and a prospectus of FATP. The Registration Statement has not been declared effective by the SEC. When available, the definitive proxy statement/prospectus and other relevant materials will be sent to all FATP shareholders as of a record date to be established for voting on the Business Combination. FATP’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto in the Registration Statement and, when available, the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about Avanseus, FATP and the Business Combination. FATP also will file other documents regarding the Business Combination with the SEC. Promptly after the Form S-4 is declared effective by the SEC, FATP intends to mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting decision, investors and securities holders of FATP are urged to carefully read the Registration Statement, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Business Combination as they become available because they will contain important information about FATP, Avanseus and the Business Combination.

Investors and securities holders will be able to obtain free copies of the Registration Statement and all other relevant documents filed or that will be filed with the SEC by FATP through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by FATP may be obtained free of charge from FATP’s website at https://fatprojectscorp.com/investor-relations/ or by written request to FATP at Fat Projects Acquisition Corp, 27 Bukit Manis Road, Singapore 099892.

Participants in Solicitation

FATP and Avanseus and their respective directors and officers may be deemed to be participants in the solicitation of proxies from FATP’s shareholders in connection with the Business Combination. Information about FATP’s directors and executive officers and their ownership of FATP’s securities is set forth in FATP’s filings with the SEC, including FATP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 13, 2023. To the extent that such persons’ holdings of FATP’s securities have changed since the amounts disclosed in FATP’s Annual Report on Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the names and interests in the Business Combination of FATP’s and Avanseus’ respective directors and officers and other persons who may be deemed participants in the Business Combination may be obtained by reading the proxy statement/prospectus contained in the Registration Statement regarding the Business Combination and the definitive proxy statement/prospectus when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination between FATP and Avanseus, including statements regarding the benefits of the Business Combination, the anticipated timing of the completion of the Business Combination, the services offered by Avanseus and the markets in which it operates, the expected total addressable market for the services offered by Avanseus, the sufficiency of the net proceeds of the Business Combination to fund Avanseus’ operations and business plan and Avanseus’ projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all; (ii) the risk that the Business Combination may not be completed by FATP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FATP; (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption of the Business Combination Agreement by the shareholders of FATP, the satisfaction of the minimum trust account amount following redemptions by FATP’s public shareholders, the satisfaction of the minimum cash at closing requirement and the receipt of certain governmental and regulatory approvals; (iv) the failure of FATP to secure Post-Closing Financing as defined in the Registration Statement, (v) the lack of a third-party valuation in determining whether or not to pursue the Business Combination; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (vii) the effect of the announcement or pendency of the Business Combination on Avanseus’ business relationships, performance, and business generally; (viii) risks that the Business Combination disrupts current plans and operations of Avanseus as a result; (ix) the outcome of any legal proceedings that may be instituted against Avanseus, FATP or others related to the Business Combination Agreement or the Business Combination; (x) the ability to meet Nasdaq listing standards at or following the consummation of the Business Combination; (xi) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by a variety of factors, including changes in the competitive and highly regulated industries in which Avanseus operates, variations in performance across competitors and partners, changes in laws and regulations affecting Avanseus’ business and the ability of Avanseus and the post-combination company to retain its management and key employees; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination (xiii) the risk that Avanseus may fail to keep pace with rapid technological developments to provide new and innovative products and services or make substantial investments in unsuccessful new products and services; (xiv) the ability to attract new users and retain existing users in order to continue to expand; (xv) Avanseus’ ability to integrate its services with a variety of operating systems, networks and devices; (xvi) the risk that Avanseus will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xvii) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; (xviii) the risk of product liability or regulatory lawsuits or proceedings relating to Avanseus’ business; (xix) the risk of cyber security or foreign exchange losses; (xx) the risk that Avanseus is unable to secure or protect its intellectual property; (xxi) the effects of COVID-19 or other public health crises on Avanseus’ business and results of operations and the global economy generally; and (xxii) costs related to the Business Combination. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of FATP’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by FATP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Avanseus and FATP assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither FATP nor Avanseus gives any assurance that either FATP or Avanseus will achieve its expectations.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FATP or Avanseus, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom.

Contact:

investor@fatprojects.com

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